UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: March 31, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange  of Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

DISCLOSEABLE TRANSACTION DISPOSAL OF SUBSIDIARY

On 29 March 2019 (after trading hours), the Vendor and the Target Company entered into the Share Purchase Agreement with the Purchaser, pursuant to which,  among  other things, the Vendor agreed to sell and the Purchaser agreed to purchase the Sale Shares at the Consideration in accordance with the terms and conditions of the Share Purchase Agreement.

As certain of the applicable percentage ratios under Chapter 14 of the Listing Rules for the Transaction exceed 5% but are less than 25%, the Transaction constitutes as a discloseable transaction of the Company, and is therefore subject to the relevant reporting and announcement requirements under Chapter 14 of the Listing Rules.

As the Closing is subject to the satisfaction and/or of terms and conditions set out in the Share Purchase Agreement, the Transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Shares.

On 29 March 2019 (after trading hours), the Vendor and  the  Target  Company entered into the Share Purchase Agreement with the Purchaser, pursuant to which, among other things, the Vendor agreed to sell and the Purchaser agreed to purchase the Sale Shares at the Consideration in accordance with the terms and conditions of the Share Purchase Agreement.

THE SHARE PURCHASE AGREEMENT

The principal terms of the Share Purchase Agreement are set out below:

Date

29 March 2019 (after trading hours)

Parties

(1)	Purchaser:JIANGSU CAS-IGBT TECHNOLOGY CO., LTD.*

(江蘇中科君芯科技有限公司)

(2)	Vendor:SMIC Shanghai (Cayman) Corporation

(3)	Warrantors:The Vendor and the Target Company

To the best knowledge, information and belief of the Directors having made all  reasonable enquiries, as at the date of this announcement, the Purchaser and its ultimate beneficial owner(s) are Independent Third Parties of the Company and its connected persons.

The Transaction

Pursuant to the Share Purchase Agreement, the Vendor agreed to sell and the Purchaser agreed to purchase the Sale Shares at the Consideration subject to the terms and conditions of the Share Purchase Agreement. Further, the Purchaser agreed to either (i) purchase from the Target Company (or from the Vendor to whom the Target Company will have assigned such right before the Closing) the creditor’s rights for the outstanding balance (being the total outstanding principal and total aggregate accrued interest) under the Majority Loan; or (ii) fund an amount equal to the total outstanding principal and the total aggregate accrued interest of the Majority Loan to LFoundry to enable LFoundry to repay the Majority Loan in full.

The Company through the Vendor and the Target Company indirectly owns a quota representing 70% of the issued and outstanding corporate capital of LFoundry.

Conditions Precedent

The purchase of the Sale Shares at the Closing by the Purchaser is subject to and conditional upon the fulfillment of the Conditions on or prior to the Closing as set out in the Share Purchase Agreement, unless otherwise waived by the Purchaser and/or the Vendor (as the case may be) in writing. Such Conditions include, among others:

(1)

each of the relevant party to the Share Purchase Agreement has  delivered to  the  other party a copy of the Share Purchase Agreement and other ancillary documents necessary for the transactions contemplated thereunder duly executed by the relevant party;

(2)

the Vendor has delivered to the Purchaser the approvals of the general shareholders’ meeting(s) of the Company, its board of directors or similar internal corporate body of LFoundry, and the trade unions (if applicable) evidencing its approving of the (i) the execution and delivery of the Share Purchase Agreement and the consummation  of the transactions contemplated thereunder, and (ii) the acknowledgement of the resignation of the current directors of LFoundry and the member of the board of statutory auditors of LFoundry;

(3)

(i) all representations and warranties of the Warrantors under the Share Purchase Agreement shall be true, correct, complete and not misleading as of the date of the Share Purchase Agreement and as of the Closing Date, except to the extent that such representations and warranties are given as of a specific date rather than the date of the Share Purchase Agreement and the Closing Date, and (ii) the Warrantors have   not been in material breach of the obligations or covenants under the Share Purchase Agreement and other ancillary documents on or prior to the Closing;

(4)	no event or events have occurred, or are reasonably likely to occur, which, individually or in the aggregate, have, or could have, a material adverse effect on the Target Company and its subsidiaries;

(5)

the closing of the Minority Quota Transaction shall have taken place in accordance with the provisions in the quota purchase agreement entered into among the Purchaser and the Minority Sellers on the date of the Share Purchase Agreement;

(6)

the antitrust clearance or filings (if applicable) in the relevant jurisdictions with respect to the Transaction and Minority Quota Transaction have  been completed,  and all relevant notice, receipt, consent or approval from the relevant government authorities have been obtained;

(7)

the Purchaser has obtained all PRC regulatory and governmental filings and registrations to perform the Transaction and Minority Quota Transaction, including filings and/or registration with (i) the National Development and Reform Commission, (ii) the Ministry of Commerce and (iii) the State Administration of Foreign Exchange (SAFE);

(8)

all third-party notices or consents or waivers, as applicable, due to the change of control of LFoundry or necessary for  the Transaction and  Minority Quota Transaction (including but without limitation to waiver from the banks, financial institutions, and notice to, or consent or waiver from the customers and suppliers) listed in the Share Purchase Agreement shall have been made or obtained, or shall have been duly delivered to the relevant parties, and evidence of which shall have been delivered to the Purchaser;

(9)	the Minority Sellers have delivered to the Purchaser all documents listed in schedule to the Share Purchase Agreement to the satisfaction of the Purchaser;

(10)

the Vendor and the Minority Sellers have entered into a termination agreement in the form and substance to be approved by the Purchaser with respect to the mutual termination of the shareholders’ agreement entered into by the Vendor and the Minority Sellers on 29 July 2016, and evidence thereof has been provided to the Purchaser;

(11)

the Minority Sellers have waived in writing any of their rights under the by-laws of LFoundry including their pre-emption right and tag-along right which are triggered  by the transactions under the Share Purchase Agreement and have provided the Purchaser with evidence thereof; and

(12)

no petition, claim, injunction has been filed against the Target Company and/or its subsidiaries, the Vendor and/or the Purchaser as at the Closing Date, by any third party which actually prevents or may reasonably be expected to prohibit the Purchaser from entering into or performing its obligations under the Share Purchase Agreement or any ancillary documents.

Consideration for the Sale Shares

The Consideration is USD112,816,089, which was determined after arm’s length negotiation between the Vendor and the Purchaser by reference to fair value of LFoundry per the Company internal analysis and research,  including  the  investment costs of a newly set up 200mm wafer fabrication facility, valuation of the property, plant and equipment and the market value of other 200mm wafer fabrication facility. The Directors consider that the Consideration is fair and reasonable and in the interest of the Company and its shareholders as a whole.

Terms of Payment for the Sale Shares

The Consideration shall be paid by the Purchaser as follows:

(i)	Payment of USD60,000,000 on the Closing Date to the bank account designated by the Vendor;

(ii)	Payment of USD26,400,000 on 30 September, 2019 or such other date agreed by the Purchaser and the Vendor to the bank account designated by the Vendor; and

(iii)	Payment of USD26,416,089 on 30 December, 2019 or such other date agreed by the Purchaser and the Vendor to the bank account designated by the Vendor.

Settlement for the Majority Loan

The settlement price of the Majority Loan and any and all interest accrued thereon as of  30 December 2019 shall be USD63,150,200 (the ‘‘Majority Loan Settlement Price’’) and to be paid in accordance with the following: the Purchaser shall, subject to the occurrence of the Closing and the execution of the relevant settlement instrument, pay the Majority Loan Settlement Price to the Vendor on 30 December 2019. The Majority Loan Settlement Price was determined based on the amount of the Majority Loan and the Directors consider that the Majority Loan Settlement Price is fair and reasonable and in the interest of the Company and its shareholders as a whole.

Closing

Subject to all of the Conditions having been satisfied or otherwise waived in writing by the relevant parties, the Closing shall take place on 28 June 2019 or at such other place,   at such other time and/or on such other date as the Vendor and the Purchaser may agree.

Immediately after the Closing, the Company will cease to hold any equity interest of the Target Company and the Target Company will cease to be subsidiary of the Company.

INFORMATION ON THE COMPANY AND THE TARGET GROUP

As at the date of this announcement, the Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in  technology coverage,  and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company has an international manufacturing and service base. In China, the Company  has  a  300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin. The Company also has marketing and customer service offices in the U.S., Europe, Japan and Taiwan, and a representative office in Hong Kong.

The Target Group comprises the Target Company, LFoundry, SMIC Sofia, LFoundry Sofia EOOD and Consorzio Delta Ti Research. The Target Company is a company incorporated in Hong Kong with limited liability and is principally engaged in CMOS Image Sensor (CIS) development and production. It owns a quota representing 70% of the issued and outstanding corporate capital of LFoundry. The Company acquired 70% of the corporate capital of LFoundry in July 2016. LFoundry is a limited liability company incorporated under the laws of Italy and is principally engaged in CIS development and production. Marsica and ISAR each owns a quota representing 15% of the issued and outstanding corporate capital of LFoundry. SMIC Sofia is a design service center developing auto-related intellectual property platform and is wholly owned by the Target Company. LF Sofia EOOD is engaged in the development of design and technical solutions dedicated to the manufacturing of sensors and integrated circuit and is wholly owned by LFoundry. Consorzio Delta Ti Research is engaged in the research and development in the nanotechnology sector and is 50% owned by LFoundry.

In accordance with the International Financial Reporting Standards, the  net  loss before  or after taxation (unaudited) of the Target Group for the financial year ended 31 December 2018 and the financial year ended 31 December 2017 were USD8.1 million and USD14.9 million, respectively.

The unaudited total asset value of the Target Group as at 31 December 2018 was USD256.2 million.

Based on the consideration deducted by the carrying value of the net asset, it is expected that the Company will record a gain of USD77.0 million (unaudited) from the Transaction. Shareholders should note that the  actual  gain  or  loss  from  the  Transaction to be recorded by the Company will be  subject  to  the  review  and  final audit by the auditors of the Company.

INFORMATION ON THE PURCHASER

Jiangsu CAS-IGBT Technology Co., Ltd. is a sino-foreign joint venture high-tech enterprise focusing on the research and development of new power and electronic chips such as Insulated Gate Bipolar Transistor (‘‘IGBT’’) and Fast Recovery Diode (‘‘FRD’’).

REASONS FOR AND BENEFITS OF THE TRANSACTION

Having considered its own operation and future overall development, the Company decided to dispose of the Target Group. The benefits of the deal are to enable the management to focus on future development of the Company as well as to  receive  positive returns from this business investment.

The Directors consider that the terms of the Share Purchase Agreement are fair and reasonable and are on normal commercial terms, and the Transaction is in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS

The net proceeds from the Transaction will be approximately USD174 million, after taking into account the related transaction costs of approximately USD2 million.

The Company intends to utilize the net proceeds generated from the Transaction for the development of advanced process technology and special and mature process.

LISTING RULES IMPLICATIONS

As certain of the applicable percentage ratios under Chapter 14 of the Listing Rules for  the Transaction exceed 5% but are less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is therefore subject to the relevant reporting and announcement requirements under Chapter 14 of the Listing Rules.

As the Closing is subject to the satisfaction and/or of terms and conditions set out in the Share Purchase Agreement, the Transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Shares.

DEFINITIONS

Unless otherwise stated or the context requires otherwise, the terms in this announcement shall have the following meanings:

‘‘Board’’the board of Directors

‘‘Closing’’

the completion of, and the carrying out of, the activities necessary for the sale and purchase of the Sale Shares in accordance with the Share Purchase Agreement and in general  the execution and exchange of all documents and the performance and consummation of all obligations respectively required to be executed, exchanged, performed and consummated pursuant to the terms of the Share Purchase Agreement

‘‘Closing Date’’	28 June 2019 or at such other time and/or on such other date as the Vendor and the Purchaser may agree

‘‘Company’’

Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in Cayman Island with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange and the  American depositary shares of which are listed on the New York Stock Exchange, Inc.

‘‘Conditions’’ conditions precedent as set out in the Share Purchase Agreement

‘‘connected person’’has the meaning ascribed to it under the Listing Rules

‘‘Consideration’’the  aggregate consideration in  the  amount  of USD112,816,089 for the sale and  purchase of the Sale Shares

‘‘Consorzio Delta Ti

Research’’

Consorzio Delta Ti Research, a ‘‘consorzio con attivita` esterna’’, incorporated under the laws of Italia and a non wholly-owned subsidiary of LFoundry

‘‘Director(s)’’the director(s) of the Company

‘‘EUR’’	Euro, the lawful currency of the European Union from time to time

‘‘Hong Kong’’the Hong Kong Special Administrative Region of the PRC

‘‘Independent Third Party(ies)’’

any party who is not connected (within the meaning of the  Listing Rules) with any director, chief executive or substantial shareholder of the Company or any of its respective subsidiaries or an associate of any of them

‘‘ISAR’’	ISAR Valley Capital Holding GmbH, a company incorporated under the laws of Germany

‘‘LFoundry’’	LFoundry S.r.l., a limited company incorporated under the laws of Italy

‘‘LFoundry Sofia EOOD’’

LFoundry Sofia EOOD, a company incorporated under the laws of Bulgaria and a wholly-owned subsidiary of LFoundry

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on the Stock Exchange

‘‘Majority Loan’’

the outstanding principal amount of the loan granted by the Target Company and/or the Vendor’s affiliate to LFoundry of USD58,286,960 as of the date of the Share Purchase Agreement and all interests accrued thereon as of 31 March 2019 of USD4,863,240

‘‘Marsica’’	Marsica Innovation S.p.A., a joint stock company incorporated under the laws of Italy

‘‘Minority Quota Transaction’’

the transaction which the Minority Sellers undertook to, among others, sell, and the Purchaser undertook to purchase, the quota representing 30% of the corporate capital of LFoundry

‘‘Minority Sellers’’Marsica and ISAR

‘‘PRC’’	The People’s Republic of China which, for the purpose of this announcement, excludes Hong Kong and the Macau Administrative Region of the PRC and Taiwan

‘‘Purchaser’’JIANGSU CAS-IGBT TECHNOLOGY CO., LTD.* (江蘇中科

君芯科技有限公司), a company incorporated under the laws of the PRC

‘‘Sale Shares’’100% of the share capital of the Target Company

‘‘Shareholder(s)’’holder(s) of the issued shares of the Company

‘‘Share Purchase Agreement’’

the share purchase agreement in respect of the Sale Shares entered into between the Vendor, the Target Company and the Purchaser on 29 March 2019

‘‘SMIC Sofia’’	SMIC Sofia, a company incorporated under the laws of Bulgaria and a direct wholly-owned subsidiary of the Target Company

‘‘Stock Exchange’’The Stock Exchange of Hong Kong Limited

‘‘Target Company’’	SMIC Hong Kong International Limited (中芯國際香港（國際） 有限公司), a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Vendor

‘‘Target Group’’	the Target Company, LFoundry, SMIC Sofia, LFoundry Sofia EOOD and Consorzio Delta Ti Research

‘‘Transaction’’	the sale and purchase of the Sale Shares between the Company (as vendor) and the Purchaser (as purchaser) as contemplated under the Share Purchase Agreement

‘‘USD’’United States dollar, the lawful currency of the U.S.

‘‘U.S.’’	the United States of America, its territories and possessions, any State of United States, and the District of Columbia

‘‘Vendor’’	SMIC Shanghai (Cayman) Corporation, a company incorporated under the laws of Cayman Islands and a wholly- owned subsidiary of the Company

‘‘Warrantors’’the Vendor and the Target Company

‘‘%’’per cent

By order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, the PRC, 31 March 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only

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